

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Kevin Jacobsen
Chief Financial Officer
CLOROX CO /DE/
1221 Broadway
Oakland, California 94612

> **Re: CLOROX CO /DE/**
> **Form 10-K for the Year Ended June 30, 2021**
> **Form 10-Q for the Period Ended December 31, 2021**
> **Form 8-K Filed February 3, 2022**
> **File No. 001-07151**

Dear Mr. Jacobsen:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences